SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)
METROMEDIA INTERNATIONAL GROUP, INC.
(Name of Subject Company)
METROMEDIA INTERNATIONAL GROUP, INC.
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
591695101
(CUSIP Number of Class of Securities)
Natalia Alexeeva, Esq.
Vice President and General Counsel
Metromedia International Group, Inc.
8000 Tower Point Drive
Charlotte, North Carolina 28227
(704) 321-7380
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)
Copy to:
James M. Dubin, Esq.
Jeffrey D. Marell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
☐ Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 6 is to amend and supplement Item 4 and Item 8 in the Solicitation/Recommendation Statement (as amended and supplemented, the “Statement”) on Schedule 14D-9 initially filed with the United States Securities and Exchange Commission by Metromedia International Group, Inc., a Delaware corporation (the “Company” or “Metromedia”), on July 18, 2007, as amended by Amendment No. 1 filed on August 1, 2007, Amendment No. 2 filed on August 2, 2007, Amendment No. 3 filed on August 3, 2007, Amendment No. 4 filed on August 7, 2007, and Amendment No. 5 filed on August 15, 2007, in respect of the tender offer commenced on July 18, 2007, by CaucusCom Mergerco Corp., a Delaware corporation and a wholly-owned subsidiary of CaucusCom Ventures L.P., a British Virgin Islands limited partnership (“Parent”).
Except as otherwise indicated in this Amendment No. 6, the information set forth in the Statement remains unchanged. You should read this Amendment No. 6 together with the Statement. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Statement or the Offer to Purchase (as defined in the Statement), as applicable. The Statement is hereby further amended and supplemented as follows:
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
Item 4 of the Statement is hereby amended and supplemented by adding the following new paragraphs at the end of the section therein entitled “Background”:
“On August 21, 2007, the Company received a letter from Fursa in which Fursa withdrew its proposal, set forth in its letters to the Company dated August 1, 2007 and August 6, 2007, to acquire all issued and outstanding shares of Common Stock at a purchase price of $2.05 per share in cash. In its letter, Fursa also advised the Company that it intended to tender its shares of Common Stock into the Offer.”
ITEM 8. ADDITIONAL INFORMATION.
Item 8 of the Statement is hereby amended and supplemented as follows:
“The Offer expired at 12:00 midnight, New York City time, at the end of Tuesday, August 21, 2007 and Purchaser accepted for payment all of the shares of Common Stock initially tendered and not withdrawn prior to the expiration of the Offer, which amount is 80,161,574 shares (including 2,001,191 shares that were tendered pursuant to guaranteed delivery procedures). As a result, Purchaser acquired approximately 77.6% of the shares of Common Stock (including approximately 1.9% of the shares of Common Stock that were tendered pursuant to guaranteed delivery procedures) deemed issued and outstanding as of the expiration of the Offer.
Purchaser notified the Company of its exercise of the top-up option under the Merger Agreement to purchase an additional 200,000,000 shares of Common Stock to result in the ownership by Purchaser of over 90% of the outstanding shares of Common Stock (after giving effect to the exercise of the top-up option) prior to the physical delivery of shares tendered pursuant to guaranteed delivery procedures. The closing of the top-up option exercise occurred on Wednesday, August 22, 2007.

On August 22, 2007, the acquisition of all of the outstanding shares of Common Stock by Purchaser was completed by means of a short-form merger pursuant to Section 253 of the Delaware General Corporation Law as described above in this Item 8 under the heading “Vote Required to Approve the Merger.” In the Merger, (a) all outstanding shares of Common Stock (other than shares held by Common Stockholders who have demanded and perfected their appraisal rights under Delaware law) were converted into the right to receive the same $1.80 per share price, net to the sellers in cash without interest, (b) the promissory note issued by the Purchaser to the Company in connection with the exercise of the top-up option was cancelled and (c) each outstanding share of Preferred Stock remains outstanding.”

SIGNATURE
     After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

METROMEDIA INTERNATIONAL GROUP, INC.
By:	/s/ Mark S. Hauf
	Name:	Mark S. Hauf
	Title:	Chairman and Chief Executive Officer

Dated: August 22, 2007